[redacted]

AD 3/7

SEC Mail Processing Section

FEB 29 2008

Washington, DC 111

08028638

[T]ATES
[]ANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLES INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7981 SEVERHILL CT
(No. and Street)

DUBLIN (City) OHIO (State) 43016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES MONEYSMITH 614-975-7325 OR 614-793-2311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOUGLAS L. MYERS
(Name – *if individual, state last, first, middle name*)

650 SHAWAN FALLS DR (Address) DUBLIN (City), OHIO (State) 43017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 3/21

OATH OR AFFIRMATION

I, James A. Moneysmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlas Investments Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANDREW P. VRABEL
Notary Public, State of Ohio
My Commission Expires May 14, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report..
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLES INVESTMENTS INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Alles Investments Inc.

We have audited the accompanying balance sheet of Alles Investments Inc. (an Ohio corporation), as of December 31, 2007, and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Alles Investment's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alles Investments Inc as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Douglas L. Myers & Associates

February 23, 2008

ALLES INVESTMENTS INC.

BALANCE SHEET

DECEMBER 31, 2007

ASSETS:		
Cash	$	97
Sales Commissions Receivable		12,157
Total Assets	$	12,254
LIABILITIES AND SHAREHOLDER'S EQUITY:		
Accrued Commissions Payable	$	1,968
Total Liabilities		1,968
Shareholder's Equity:		
Common Stock, $5 Par Value Per Share, (750 Shares Authorized, 100 Shares Issued and Outstanding)	$	500
Capital in Excess of Par Value		4,464
Retained Earnings		5,322
TOTAL SHAREHOLDER'S EQUITY		10,286
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	12,254

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2007

Revenues:	
Commissions	$ 59,791
Other Income (Note 1)	35,000
	94,791
Expenses:	
Rent	76,500
Commissions	18,546
Licenses and Registration	870
Bank Charges	40
Total Expenses	$ 95,956
Net Loss	$ (1,165)

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS INC.

STATEMENT OF SHAREHOLDER'S EQUITY

December 31, 2007

	Common Stock	Capital in Excess of Par Value	Retained Earnings
Balance December 31, 2006	$ 500	$4,464	$6,487
Net Loss for the Year Ended December 31, 2007			(1,165)
Balance December 31, 2007	$ 500	$4,464	$5,322

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

Cash Flows - Operating Activities (Note 3):	
Commissions Received	$ 60,943
Other Income Received (Note 1)	35,000
Commissions Paid	(19,838)
Cash Paid to Vendors and Others	(77,410)
Net Cash Flows Used by Operating Activities	(1,305)
Net Decrease in Cash and Cash Equivalents	(1,305)
Cash and Cash Equivalents at Beginning of Year	1,402
Cash and Cash Equivalents at End of Year	$ 97

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

RECONCILIATION OF NET LOSS TO CASH USED BY

OPERATING ACTIVITIES

Reconciliation of Net Loss to Net Cash Used by Operating Activities:	
Net Loss	$(1,165)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:	
Decrease in Commissions Receivable	1,152
Decrease in Commissions Payable	(1,292)
Total Adjustments	(140)
Net Cash Used by Operating Activities	$ (1,305)

The accompanying notes are an integral part of this statement.

ALLES INVESTMENTS INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. Summary of Significant Accounting Policies

Revenues are earned from commissions received by the Company from sales of mutual funds and variable annuities.

Commissions are paid monthly when received. The Company's primary commission agent owns all of the outstanding shares of the Company.

During 2007 the NASD and New York Stock Exchange consolidated to form a single self-regulatory organization for the securities industry, koown as FINRA, the Financial Industry Regulatory Authority. As a result of the cost savings from the consolidation, each NASD member firm received a one-time cost savings check in the amount of $35,000.00 Accordingly, this amount has been recorded as other income in the attached Statement of Operations.

2. Changes in Liabilities Subordinated to Claims of General Creditors

No liabilities were subordinated to claims of general creditors at December 31, 2007, therefore, no changes are reportable herein.

3. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of six months or less, when purchased, to be cash equivalents.

4. Income Taxes

The Company has elected Subchapter S status for Federal Income Tax reporting. Under Subchapter S, the income or loss of the Company is taxed to the Company's sole shareholder. Therefore, no income tax provision or benefit and accrued or deferred income taxes has been included in the attached financial statements.

SUPPLEMENTARY INFORMATION

Schedule I

ALLES INVESTMENTS INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF

THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

Common Stock	$ 500
Capital in Excess of Par Value	4,464
Retained Earnings	5,322
Total Ownership Equity and Net Capital	$ 10,286

Schedule II

ALLES INVESTMENTS INC.

COMPUTATION OF BASIC NET

CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

1.	Minimum Net Capital Required (6.67% of Aggregated Indebtedness- See Statement of Computation of Aggregate Indebtedness)	$ 131
2.	Minimum Dollar Net Capital Requirement	$ 5,000
3.	Net Capital Required (Greater of 1. or 2.)	$ 5,000
4.	Excess Net Capital:	
	Net Capital	$ 10,286
	Less: Required Net Capital	5,000
	Excess Net Capital	$ 5,286
5.	Excess Net Capital at 1000%:	
	Net Capital	$ 10,286
	Less: 10% of Aggregate Indebtedness	197
	Excess Net Capital	$ 10,089

Schedule III

ALLES INVESTMENTS INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

1.	Total Aggregate Indebtedness from Balance Sheet	$ 1,968
2.	Total Net Capital	$ 10,286
3.	Percentage of Aggregate Indebtedness to Net Capital	19.1%
4.	Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	16.1%

Schedule IV

ALLES INVESTMENTS INC

RECONCILIATION OF NET CAPITAL

AS OF DECEMBER 31, 2007

Net Capital	$ 10,286
Net Capital per Unaudited FOCUS Report	10,276
Net Change	$ 10

Note: A bank charge of $10 was charged to expense in error in the unaudited FOCUS report causing the liabilities and shareholder's equity to not balance with the assets by $10.

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Alles Investments Inc.:

We have examined the financial statements of Alles Investments Inc. as of December 31, 2007, and have issued our report thereon dated February 23, 2008. As part of our examination, we have made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alles Investments Inc. that we considered relevant to the objectives stated in rule 17-a5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of

them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Alles Investments Inc. taken as a whole. However, our study and evaluation disclosed no condition that our believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Douglas L. Myers & Associates

February 23, 2008

DOUGLAS L. MYERS AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
650 SHAWAN FALLS DRIVE, SUITE 200
DUBLIN, OHIO 43017

DOUGLAS L. MYERS
STEPHEN J. CLEMENT

PHONE 614/766-5138
FAX 614/766-2339

The Board of Directors
Alles Investments Inc.:

Based upon our understanding of exemption K(2) under Rule 15c3-3, the Company is not required to file the computation for determination of reserve requirement (item H of the annual audited report, Form X-17(a)5, Part III).

Douglas L. Myers & Associates

February 23, 2008

END